

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2024

Allen Salmasi
Chief Executive Officer
VEEA INC.
164 E. 83rd Street
New York, NY 10028

      Re: VEEA INC.
          Registration Statement on Form S-1
          Filed December 6, 2024
          File No. 333-283666

Dear Allen Salmasi:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Marion Graham at 202-551-6521 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology